Exhibit 99.4

DRAFT

Minutes of the

Extraordinary General Meeting of Shareholders

of ASML Holding N.V.

held on 7 September 2012

Chairman: A.P.M. van der Poel (the “Chairman”)

General remarks

These minutes of the Extraordinary General Meeting of Shareholders of ASML Holding N.V. (“ASML” or “the Company”), held on 7 September 2012, are intended purely for information purposes and are not intended to be complete. They contain a report of the Extraordinary General Meeting of Shareholders of 7 September 2012 and do not deal with events after 7 September 2012. ASML does not give any guarantee as to the completeness or accuracy of the information contained in these minutes and undertakes no obligation whatsoever to update or correct the information contained herein.

1.	Opening

The Chairman opened the Extraordinary Meeting of Shareholders of ASML and welcomed all those present. Messrs Meurice, Wennink and Schneider-Maunoury were present on behalf of the Board of Management. Messrs Van den Brink and Van Hout were absent due to other commitments. Ms Van den Burg, Ms Van der Meer Mohr and Messrs Westerburgen, Fröhlich and the Chairman were present on behalf of the Supervisory Board. Mr Ziebart attended the meeting by telephone. Messrs Bilous and Siegle were unable to attend.

Mr Van Olffen, Notary at De Brauw Blackstone Westbroek, acted as Secretary of the meeting.

The Chairman then dealt with the items on the agenda of the meeting.

2.	Explanation of the customer co-investment program entered into and/or to be entered into by and between the Company and certain of its customers, as announced by the Company on 9 July 2012 (the “Customer Co-investment Program”).

The Chairman gave the floor to Mr Wennink so that Mr Wennink could give an explanation of the Customer Co-investment Program.

Mr Wennink indicated that customers of ASML had asked for EUV production to be sped up and for the development of a subsequent EUV generation to be launched more quickly. Customers of ASML had also expressed their preference for using 450mm wafers instead of 300mm wafers, which transition would involve considerable development costs. ASML took the view that these development costs could not be borne unilaterally by its shareholders and had therefore agreed with the customers that the latter should assume a portion of the costs themselves and that funding customers then could become shareholders of ASML. It was not an aim in itself that the customers should become shareholders; it was ultimately about ensuring, in an industry which is driven by continuous innovation, that the risks associated with innovation should be borne by all participants in the chain.

ASML has so far agreed with three customers, Intel, TSMC and Samsung, that they will take a minority interest in ASML, up till now a total of 23% of ASML’s outstanding share capital. In addition, the three customers agreed to jointly fund almost € 1.4 billion of the development costs for the next-generation lithography over a period of five years. The proceeds from issuing the shares will in its entirety be returned to ASML’s existing shareholders (i.e. not to the customers taking part in the co-investment program).

ASML and its shareholders would benefit from the Customer Co-Investment Program. Expectations are that through the Program, both future EUV development and the development of 450mm will be accelerated. The existing shareholders would be compensated by means of a synthetic buyback for the dilution caused by the share issue to its customers. A reverse stock split will ensure that the total number of issued shares after the issue of the shares to the participating customers will be approximately the same as the number of issued shares prior to the issue.

The participating customers are not allowed to sell their shares during the first 2.5 years, with some limited exceptions. After 2.5 years, the shares can be traded, subject to certain restrictions. Furthermore, the shares will be issued to trust office foundations in order to ensure that the – limited – voting rights attached to the shares will be exercised correctly. The advantage for the participating customers is the reduction of risks with respect to the technological execution; closer cooperation with ASML and earlier access to the technology.

For ASML, efficiency of the Customer Co-Investment Program is important. ASML obtained a long-term commitment from its customers to contribute to development expenditures. Almost € 1.4 billion over five years means almost € 300 million a year. This was almost 50% more than what ASML currently spent annually on R&D. As far as the development of 450mm is concerned, ASML will need to develop a whole series of new machines, not only for EUV technology.

Mr Wennink then summarized the five stages of the synthetic buyback. His explanation was based on the assumption that the customers would take a 23% share in ASML’s capital. One of the aims of the synthetic buyback is to limit the impact on the number of issued shares as a result of the Customer Co-Investment Program. Mr Wennink provided a brief outline of the timetable for the synthetic buyback. In view of the creditor opposition period of two months, the ex-entitlement date is currently scheduled for 26 November 2012, the record date for 28 November 2012, and the payment date on which payment would take place for 3 December 2012. These dates were indicative; the precise dates would be announced later.

The Chairman then continued by giving the shareholders present an opportunity to ask questions on the subjects presented.

Mr Jorna, Representative of the Dutch Shareholders’ Association [Vereniging van Effectenbezitters – VEB], representing 47 shareholders, complimented the Board of Management on the announced transaction. Mr Jorna asked whether this transaction had been agreed in advance with the large shareholders. He then wanted to know whether there were any customers who would take up the remaining 2% in the program. He also asked why Samsung, given its R&D investment, had only taken a share interest of 3%. He was also curious with respect to the reaction of ASML’s other customers, not participating in the program. Mr Jorna then went on to ask how large the credits which the participating customers could obtain in connection with advance purchases were and whether these credits were also available to other customers. Finally, Mr Jorna wondered what the position of the anti-trust authorities was in connection with this transaction.

Mr Meurice indicated that, although it is possible to issue up to 25% of the invested capital in shares, the desired R&D budget was already achieved with 23% after the participation of Intel, TSMC and Samsung. ASML would shortly examine whether the remaining 2% should still be issued. The technology developed under the Program will not only be available to the participating customers, but to all customers, under the same terms. Therefore, the entire industry benefits from the Program.

Mr Wennink replied that this transaction was not discussed with ASML’s large shareholders. ASML has shareholders worldwide, and a particularly large number in the United States. In the United States, it is very unusual to share this sort of information with shareholders. The Board of Management is not only accountable to its shareholders but to all stakeholders involved in the company. With regard to the anti-trust authorities, the Chairman indicated that ASML has done the necessary filings. Mr Wennink finally made it clear that credits were granted on the basis of the volumes bought. Participation in the Co-Investment Program was irrelevant in this context.

The Chairman observed that the questions asked by Mr Jorna had been answered and gave the floor to Mr Stevense.

Mr Stevense spoke on behalf of the Investors’ Legal Protection Foundation [Stichting Rechtsbescherming Beleggers], and he wondered when the idea of having customers invest in ASML’s share capital had arisen. Nothing had been said about this at the AGM. Mr Stevense then asked questions on the European anti-trust authority reaction to this transaction. He also asked for a further explanation concerning the M shares which the participating customers would acquire. Did these involve temporary certification? How would this affect the agreements with the participating customers after conversion of the M shares into ordinary shares? Mr Stevense then asked what impact the transaction would have on the Company’s share premium reserve. Finally, he wondered whether an accelerated introduction of new machines might not lead to lower demand for the machines which are already produced. Customers might wait for the new-generation technology. Is the Board of Management perhaps considering bringing those customers on board with the last 2% of the capital?

Mr Wennink indicated that the first contacts with customers on this matter had taken place in the course of 2011. It took a considerable amount of time before the entire transaction had been thought-through. In particular, the tax-friendly repayment of capital to existing

ASML shareholders had been an important point. Sometime after the AGM, the synthetic buyback had arisen as a possible option, and negotiations then accelerated. At the time of the AGM, there had been nothing to report on this matter in concrete terms as nothing had in fact been finalized. Mr Wennink then continued by explaining that the M shares would only exist for a very short period. The M shares would be created solely to exclude the participating customers from the synthetic buyback. The Board of Management and the Supervisory Board would pursue the Company’s strategy independently and, in so doing, keep an eye on the interests of the Company and all of its stakeholders. With regard to the question concerning the anti-trust authority, Mr Wennink indicated that the Program did not restrict the ability to compete by the players in the chain, and that it was expected that the end- consumer would benefit from the program. Finally, Mr Wennink pointed out that the changes to the share premium reserve would only be temporary because the money that would come in from the participating customers would be distributed directly to the existing shareholders.

Mr Meurice indicated that he did not expect customers to wait for new-generation machines. The semiconductor business is an industrial business and does not concern luxury goods. Customers will always need the machines that enable them to follow market developments. Customers will continuously renew their machines. They cannot afford to wait for new-generation technology.

Mr Stevense asked whether the remaining customers intended to take the remaining 2% of capital.

Mr Wennink replied that the issue of shares was not a priority for ASML. The program is about the funding of research and development costs. This has been achieved. There is no need for new customers to be involved. The Board of Management will shortly discuss whether the remaining 2% should possibly be issued.

The Chairman pointed out that no complaints had been received from other customers.

Mr Wennink stressed that a heavy obligation exists for the participating customers. Alongside the € 39.91 payable per share, an additional € 13.30 will be paid for the funding of R&D. All in all, the price to be paid per share will actually be above € 50.

The Chairman observed that the questions asked by Mr Stevense had been answered and gave the floor to Mr Geerts.

Mr Geerts wondered to what extent ASML considers Mapper Lithography as a potential competitor in view of TSMC’s recent investment in that company.

Mr Meurice answered that it is normal in the industry to invest in the development of new technologies. Technology is not yet far enough developed to be integrated into ASML’s machines. ASML does not see Mapper as a competitor but as a possible supplier if Mapper will be successful with its technology.

Mr Wennink also pointed out that Mapper technology is still not suited to volume-production but that TSMC might want to use the technology simply to test chips.

The Chairman then gave the floor to Mr Van der Linden, who indicated that he was speaking and voting on behalf of the Railways Pension Fund Foundation [Stichting Spoorwegpensioenfonds] and the Public Transport Pension Fund Foundation [Stichting Pensioenfonds Openbaar Vervoer]. Mr Van den Linden was also speaking on behalf of Robeco and the Graphic Trades Pension Fund Foundation [Stichting Pensioenfonds Grafische Bedrijven], both affiliated to Eumedion.

Mr Van der Linden asked whether the trust offices will be allowed to loan the shares. He also wondered whether, in case of regular share purchase programs, share repurchases would also be made by the participating customers, on a proportional basis. Finally, he asked who would be bearing the costs of maintaining the trust offices.

Mr Wennink replied that the costs of maintaining the trustee offices were being borne by the participating customers. Mr. Wennink indicated that he expected that the repurchases would be made proportionally1. Finally, he indicated that the shares could not be loaned. This was confirmed by Mr van Olffen.

Mr Jorna asked why Samsung agreed to make an R&D investment equal to that of TSMC, but was acquiring fewer shares. Mr Jorna also wanted to know whether ASML would not be running considerable risks by agreeing with Intel that, in the event certain deadlines would not be met, an adjustment would be made to the purchase price of the advance purchases. Mr Jorna also asked how ASML would allocate its own budget between EUV and 450mm. He had noted that the customers had different interests in this respect. Mr Jorna also wanted to know whether the management of the trust offices would vote in situations in which the customers could not. Finally, Mr Jorna indicated that he considered it a pity that the share purchase program had been discontinued.

The Chairman pointed out that the share price had risen sharply after the transaction had been announced.

Mr Wennink then indicated that the voting rights of the trust offices coincided with those of the customers. On the matter of the purchase program, Mr Wennink pointed out that this had been suspended for legal reasons and that this had nothing to do with ASML’s willingness to buy shares.

Mr Meurice pointed out that Samsung was more interested in the R&D investment than in the investment in ASML’s share capital. Samsung also wanted to have money available for direct investment in R&D. Mr Meurice also stressed that ASML always runs the risk that the production of machines would in some way fall short. This also had nothing to do

[1]

The final arrangement is such that, in case customers own shares in excess of the agreed maximum amount of shares at any time during the lock up period as a result of actions by the Company, the customers will have to dispose the number of shares they hold in excess of the agreed maximum amount within one year.

with the Co - Investment Program. Finally, Mr Meurice stated that all participating customers recognized the importance of both EUV and 450mm development. ASML is of the opinion that it will be able to fund both developments at the same time. One does not take priority over the other.

The Chairman pointed out that the extra funding means that the development of both can be launched in full. The challenge now facing ASML is to find the right people to steer both programs in the right direction. There is considerable confidence that they will both be able to run in parallel.

Mr Wennink noted with regard to the penalty clause in the contract with Intel that it only referred to the first six 450mm systems. The risks are thus limited, and ASML also considered that the development of 450mm basically involved less risk than EUV. Nevertheless, it remains a considerable job.

Mr Stevense wondered how ASML will attract resources with the appropriate skills to steer both projects in the right direction.

Mr Wennink replied that this would partly be a question of hiring people, but also asking business partners to assist in a number of projects. This will extend beyond the Dutch market alone.

Mr Stevense noted that this will involve combining ASML’s staff with that of its partners.

Mr Wennink confirmed this and indicated that a number of levels were involved. ASML can recruit people itself, and flexible engineers can also be hired from recruitment agencies. Design houses, companies commissioned to produce a specific part of a machine, are another possibility. Also at suppliers, extra employment will be created by this program. In total, there will likely be between 1,200 and 1,500 extra jobs, fortunately not all directly with ASML itself.

Mr Stevense asked whether ASML expected that the parties would be able to meet this demand at the various levels.

Mr Wennink replied that the smart region image was attractive to engineers, particularly from Southern and Eastern Europe. Even though it will likely be a big job, Mr Wennink said to expect that ASML will be able to implement the program together with its partners and suppliers.

Mr Troost wondered what consequence the investment will have for the factories. Larger wafers will lead to larger machines; more space will therefore be needed, not only within ASML but also its suppliers. Mr Troost also felt that the development of 450mm would not be easier than the development of EUV, particularly because of the hefty programs which run to keep the process dust-free.

The Chairman agreed that the development of 450mm will indeed be an enormous job. Compared to the development of EUV, however, fewer basic breakthroughs will be necessary for 450mm. But there is absolutely no question of underestimating the 450mm project.

Mr Meurice confirmed that 450mm was a complex technology, but said that this actually applied to everything that ASML does. He did not expect that the development of 450mm would immediately require an expansion of grounds and factories. EUV development did demand more space.

Mr Wennink confirmed this, but indicated that ASML was already geared towards EUV machines for 450mm and therefore there would be no need for expansion.

Mr Jorna wondered whether other companies might follow the acceleration being launched by ASML. This is ultimately of great importance to the final consumer.

The Chairman replied that lithography is the most critical aspect of the industry and that the rest of the industry is expected to follow.

Mr De Jongh had a question concerning the tax treatment of shareholders in connection with the synthetic buyback in the United States.

Mr Wennink said that he would discuss this specific point with Mr De Jongh after the meeting.

The Chairman then gave the floor to Notary Van Olffen to determine whether the formal requirements concerning the convening of the Extraordinary General Meeting of Shareholders had been met and to indicate the precise number of shareholders and those entitled to vote present at the meeting.

Mr Van Olffen indicated that the total number of shares issued on the date of registration for this Extraordinary General Meeting of Shareholders was 419,852,514 shares. In view of the number of treasury shares (10,436,071), the total number of shares associated with a right to vote was 409,416,443 shares, corresponding to a total number of 409,416,443 voting rights. Mr Van Olffen then reported that he had determined that 632 shareholders had been present or were represented at the beginning of the meeting. A total of 288,929,562 shares were represented, corresponding to a total capital of € 26,003,600.58, and giving rise to an entitlement of 288,929,562 votes. Mr van Olffen added that this meant that 70.57% of the share capital was therefore present or represented. Consequently all the voting items on the agenda could be adopted with a simple majority of the votes cast.

Mr Van Olffen also reported that, where necessary, those present had submitted their written proxies to the Company and that these had been shown to the notary. Mr van Olffen also reported that the requirements of the law and the Articles of Association concerning the convening, holding and attendance of the Extraordinary General Meeting of Shareholders had been met and that all documents had been placed for inspection in the places required by the law and the Articles of Association. The Meeting had therefore been legally convened and was quorate to take decisions regarding the items on the agenda. Finally, Mr van Olffen reported that, in accordance with the notification of the Chairman and the Board of Management of ASML, no proposals had been received from shareholders for other items to be placed on the agenda which met the criteria set out in the Articles of Association.

Mr Van Olffen then explained the voting procedure, and a test vote was held in order to test the voting system.

The Chairman then moved on to item 3 on the agenda.

3.	Authorization to issue shares and exclude pre-emption rights

By way of introduction to item 3 of the agenda, the Chairman indicated that the authorizations in question were linked to the equity issues to the participating customers. Intel would participate for 15%, TSMC for 5% and Samsung for 3% of the share capital at the time of the AGM held on 25 April 2012. With this, the Company had achieved its objective investment in R&D and would shortly decide on the continuation of the program. The outcome of this decision depended among other factors on the question as to whether shareholder approval would be given for the items on the agenda at this meeting.

The Chairman explained what item 3 of the agenda was about and referred for further details to the shareholders’ circular and the presentation just given by Mr Wennink.

Finally, the Chairman pointed out that the resolutions under agenda items 3 and 4 were closely related to each other and that all the relevant resolutions would be adopted under the condition precedent that agenda item 4(e) would be adopted. In the event that any one of the Agenda Items under 3 or 4(a) through 4(d) was not adopted, Agenda Item 4(e) would not be voted on

3(a)	Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company in connection with the Customer Co-Investment Program, subject to Supervisory Board approval, up to 25% of the issued share capital of the Company at the Annual General Meeting of Shareholders held on 25 April 2012, from 7 September 2012 through 31 July 2013.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were asked, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
285,285,111	2,993,996	650,454

The Chairman noted that the proposal under item 3(a) had been adopted and then went on to deal with agenda item 3(b).

3(b)	Proposal to resolve to authorize the Board of Management to restrict or exclude, subject to Supervisory Board approval, the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a) from 7 September 2012 through 31 July 2013.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were asked, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
283,597,117	4,161,379	1,171,065

The Chairman noted that the proposal under item 3(b) had been adopted and then went on to deal with item 4 on the agenda.

4.	Amendment to the Articles of Association of the Company

The Chairman indicated that the five amendments to the Articles of Association all related to the synthetic buyback. Because Mr Wennink had given an extensive explanation of the synthetic buyback in his presentation, the Chairman gave only a limited description of the various amendments proposed.

4(a)	Proposal to resolve to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part I) to create a specific share class (ordinary shares M) for the participants to the Customer Co-Investment Program. Upon the first amendment of the Articles of Association of the Company, the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program will be converted into ordinary shares M and all other ordinary shares will be converted into ordinary shares A.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
282,555,473	4,940,404	1,433,684

The Chairman noted that the proposal under item 4(a) had been adopted and then went on to deal with item 4(b) on the agenda.

4(b)	Proposal to resolve to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part II) to increase the par value per ordinary share A by an amount to be determined by the Board of Management of at least € 5.97 per share and at most € 12 per share at the expense of the share premium reserve.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
285,981,595	1,368,585	1,579,381

The Chairman noted that the proposal under item 4(b) had been adopted and then went on to deal with item 4(c) on the agenda.

4(c)	Proposal to resolve to reduce the issued capital by an amount at least equal to the aggregate amount to be paid by the participants to the Customer Co-Investment Program for their shares, being an amount no less than € 2,513,447,071.07 and no more than € 5,000,000,000 by decreasing the nominal value of the ordinary shares A by an amount to be determined by the Board of Management of at least € 5.99 per share and at most € 12 per share which will result in repayment of said amount determined by the Board of Management per share to holders of ordinary shares A or to the holders of ordinary shares into which the ordinary shares A will be converted pursuant to proposal (e) below and to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part III).

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
285,786,860	2,583,517	1,577,184

The Chairman noted that the proposal under item 4(c) had been adopted and then went on to deal with item 4(d) on the agenda.

4(d)	Proposal to resolve to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part IV) to consolidate the ordinary shares A at an exchange ratio to be determined by the Board of Management. The exchange ratio will depend on the percentage of new shares to be issued to the participants to the Customer Co-Investment Program. The consolidation of the ordinary shares A may entail an increase of the nominal value of the ordinary shares A by a maximum of € 0.03 per share, to be determined by the Board of Management, which increase will be paid from the share premium reserve.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
285,759,255	1,592,712	1,577,594

The Chairman noted that the proposal under item 4(d) had been adopted and then went on to deal with agenda item 4(e).

4(e)	Proposal to resolve to amend the Articles of Association in accordance with the Draft deed of amendment to the Articles of Association (Part V) to delete the share class M for participants to the Customer Co-Investment Program and share class A for the other shareholders. The ordinary shares M and ordinary shares A shall be converted into ordinary shares without a specific letter mark attached to it.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
286,142,895	1,353,968	1,432,698

The Chairman recorded that the proposal under agenda item 4(e) had been adopted and that the condition precedent related to Agenda items 3 through 4(d) had herewith been fulfilled and the related resolutions had been adopted. He then went on to deal with agenda item 5.

5.	Authorization to execute the deeds of amendment

The Chairman noted that this was merely a technical authorization allowing the Board of Management to implement the proposed amendments to the Articles of Association.

The Chairman gave shareholders the opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
286,165,249	1,337,269	1,427,043

The Chairman noted that the proposal under item 5 had been adopted and then went on to deal with item 6 on the agenda.

6.	Additional authorization to issue shares and exclude pre-emption rights

By way of introduction to item 6, the Chairman indicated that the Board of Management considered it to be in the Company’s and the shareholders’ interests to be able to react quickly when certain opportunities arise requiring the issue of shares. In situations in which it is imperative to act quickly, the Board of Management also considered it desirable to exclude the pre-emption rights in order to avoid time-wasting and disruptive market speculation which might arise if an extraordinary shareholders’ meeting had to be convened.

Since the authorization granted under agenda item 3 in combination with the authorization granted during the AGM on 25 April 2012 might confuse as to the number of authorizations in place, the Board of Management believed it to be appropriate to present a clear picture on the existing authorizations.

Provided that the authorizations requested under this agenda item 6 would be granted, the existing authorization granted as per the AGM of 25 April 2012 would cease to apply.

6(a)	Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012 from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
284,147,210	3,361,270	1,421,081

The Chairman noted that the proposal under item 6(a) had been adopted and then went on to deal with item 6(b) on the agenda.

6(b)	Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
283,772,272	3,834,147	1,323,142

The Chairman noted that the proposal under item 6(b) had been adopted and then went on to deal with item 6(c) on the agenda.

6(c)	Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012, which 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.

The Chairman gave shareholders an opportunity to ask questions and gave the floor to Mr Stevense.

Mr Stevense pointed out that the term “mergers” could be interpreted in various ways. Because many types of merger were conceivable, Mr Stevense proposed that this term be replaced by a more specific term.

The Chairman thanked Mr Stevense for this suggestion and indicated that “merger” was an overall term for mergers and takeovers and that the term was used in this way by many companies. Nevertheless, the choice of word would be examined more critically for the next meeting.

Since no further questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
284,056,569	3,451,830	1,421,162

The Chairman noted that the proposal under item 6(c) had been adopted and then went on to deal with item 6(c) on the agenda.

6(d)	Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (c), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstained
239,569,230	48,608,033	749,878

The Chairman noted that the proposal under item 6(d) had been adopted and then went on to deal with agenda item 7.

7.	Any other business

The Chairman gave those present the opportunity to ask questions about matters which had not been dealt with at the meeting.

Mr Troost asked how companies such as Nikon and Canon had reacted to the deals.

Mr Wennink indicated that no reactions had been received from them.

8.	Closing

The Chairman closed the meeting and thanked those who had been present for attending.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about development of EUV and 450mm technologies and timing for introduction of new systems and benefits of 450mm and EUV technology, whether R&D funding commitments by Intel and other customers in ASML will occur and the terms and conditions of any such funding commitments, purchases of 450mm and EUV tools by Intel and other customers and statements regarding our share repurchase program. These forward looking statements are subject to risks and uncertainties including, whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV programs, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully complete acquisitions, including the Cymer transaction or the expected benefits of the Cymer transaction and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.